Filed Pursuant to Rule 433
Registration Nos. 333-185105

Date:       September 23, 2014

    To:           Participants in the LNL Agents’ 401(k) Savings Plan

From:      The Lincoln National Corporation Benefits Committee

Re:           New Roth 401(k) Rollover Option

   We are pleased to provide you with a new option in your Lincoln 401(k) Plan. As of September 1, 2014, you can roll over Roth 401(k) contributions from another eligible retirement plan into your Lincoln 401(k) account.

   How will this new Roth rollover feature help you?
    Rolling over Roth 401(k) contributions from another eligible retirement plan into your Lincoln 401(k) account offers many advantages. It can help you:

•	Simplify your financial life by consolidating all your savings into one account, paring down the number of websites and statements you have to review;

•	Save money on fees you may be paying on assets in other retirement plans; and

•	Make asset allocation easier by giving you an all-in-one view of your retirement savings, helping you keep your entire portfolio balanced and in line with your tolerance for risk.

    If you don’t have Roth 401(k) contributions to rollover, you can still take advantage of the Roth 401(k) feature already available within your Lincoln 401(k) Plan
Did you know that you already have the option of contributing to a Roth 401(k) account within your Lincoln plan? Unlike traditional pre-tax 401(k) contributions, you pay taxes upfront on Roth 401(k) contributions. This means that down the road, when you begin taking withdrawals from your Roth 401(k) account, the contributions and earnings will be tax-free1, provided certain requirements are satisfied.

Want to know more? Visit the Lincoln Retirement Information Center (lfg.com/retirementinfocenter.com) to find a short video presentation on the differences between traditional pre-tax 401(k) contributions and Roth 401(k) contributions.

    Are Roth 401(k) contributions right for you?
You may want to consider Roth 401(k) contributions if you:

1To take advantage of these tax benefits, you must keep Roth contributions in the plan for at least five years from the date of your first Roth contribution and do not withdraw it until you are at least age 59½ years old, you become disabled, or upon your death.

•	Want to limit how much you’ll owe in taxes when you take a distribution from your 401(k) account so you have a smaller tax bill;

•	Think you are in a lower tax bracket now since you are early in your career or you’re earning less than you expect to in the future;

•	Want Roth savings with more flexible income limits since anyone who is eligible can contribute to a Roth 401(k)*, though you will still be subject to contribution limits (see below); and

•
Aren’t sure, keep in mind that even a small allocation of contributions to Roth 401(k) can start the “clock” for purposes of a five-year requirement1. So even if you want the majority of your contributions to be pre-tax at the present time, you might want to consider contributing a portion to Roth, particularly if you believe it is likely that you will contribute more on a Roth basis in the future.

    Is there a limit on the amount of your Roth 401(k) contributions?
 Like traditional pre-tax 401(k) contributions, your Roth 401(k) contributions cannot exceed IRS limits and are subject to 401(a) (17) compensation limits. The annual limit for your total 401(k) contributions (pre-tax and Roth) in 2014 is $17,500 if you’re under age 50. You can take advantage of catch-up contributions to save an additional $5,500 (for a maximum of $23,000) if you are age 50 or older.

You may mix and match your 401(k) contributions to arrive at the limit. For example, let’s say next year you defer $10,000 in pre-tax 401(k) contributions to your Lincoln 401(k) account.  You may also elect to make Roth 401(k) contributions of up to $7,500 if you’re under age 50 (or up to $13,000 if you are age 50 or older).

    How do you roll over your Roth 401(k) contributions from another eligible retirement plan?
To initiate a rollover of Roth 401(k) contributions from another eligible retirement plan:

•	Contact your Lincoln Financial Retirement Consultant

Tammy Henderson	Ron VonGunten	Heather Brooks Peters
Philadelphia and Radnor, PA	Fort Wayne, IN, Rolling Meadows, IL	Greensboro, NC, Omaha, NE,
Hartford, CT and Concord, MA	and Omaha, NE	The Atlanta Group Protection office,
484-583-1605	260-455-4235	and Lincoln Financial Media locations in
Tammy.Henderson@LFG.com	Ron.VonGunten@LFG.com	Atlanta, GA, Miami, FL, Denver, CO,
and San Diego, CA
NOTE: Your Lincoln Financial Retirement Consultants are available to assist with all rollovers into your Lincoln plan.		336-691-4079
Heather.Gaddy@LFG.com

    How do you start making Roth contributions, if you haven’t done so before?
To start making Roth 401(k) contributions to your Lincoln 401(k) plan account:
•	Contact your Lincoln Financial Retirement Consultant;
•	Log in to www.LincolnFinancial.com; or
•	Call the Lincoln Alliance Customer Service Center at 800-234-3500 and speak to a representative.

* You cannot contribute to a Roth IRA if your combined adjusted gross income this year will be more than $181,000.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Alliance® Customer Service Center at 800 234-3500.

 LCN-998302-082514